February 4, 2019

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Attn: Kim McManus, Senior Attorney, Office of Real Estate and Commodities

Re: Kenloc, Inc.

Draft Registration Statement on Form S-1 Amendment No. 2, Submitted December 13, 2018

CIK No. 0001742491

Dear Ms. McManus:

We are counsel to Kenloc, Inc., a Nevada corporation (the “Company”), and are addressing and delivering this letter to you on the Company’s behalf. The Company has once again revised the Amended Registration Statement filed on Form S-1 (CIK No. 0001742491) (the “Registration Statement”) to address the staff’s comments set forth in the comment letter dated December 21, 2018. In relation thereto, the Company is filing with you concurrently with this letter Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

From the staff’s December 21, 2018 comment letter:

General

1. We note your revised disclosure on the registration statement cover in response to comment 1, indicating that the price of $0.375 will last for the duration of the offering. We also note, however, subsequent disclosure on the cover stating that once listed, the shares may be sold at “prevailing market prices, at privately negotiated prices, or at $0.375 per share.” In addition, your disclosure in the third paragraph on the prospectus cover page indicates that you will sell at market prices once your common stock is listed or traded on an exchange or automated quotation system or quoted on the OTCBB. Please revise to include a price in the registration statement that is not tied to the market price of the securities and that will last for the duration of the offering. Refer to Securities Act Rule 415(a)(4).

We have revised the Registration Statement accordingly.

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Risk Factors

Our articles of incorporation contain exclusive forum provisions, page 9

2. We note your revised disclosure on page 9 that you believe a court may interpret your articles of incorporation to provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, Article X of your articles of incorporation explicitly provides for jurisdiction of the District Courts of the State of Nevada and does not appear to provide for federal court jurisdiction for claims under the federal securities laws. Please provide a detailed legal analysis explaining how you came to the conclusion that a court may interpret your articles of incorporation in this way.

We have revised the Registration Statement accordingly.

Certain Relationships and Related Party Transactions, page 31

3. We note your response to comment 6 that Lucas Wu Yu was the director that advanced the Company $100,025. Please revise your disclosure to identify Mr. Yu as the director that advanced the company $100,025. Refer to Item 404(a)(1) of Regulation S-K.

Exhibit 5.1

We have revised the Registration Statement accordingly.

4. It appears you revised your legality opinion to refer to 3,000,000 shares being registered in this offering, rather than 5,000,000. Please revise to correctly refer to the number of shares being registered in this offering or explain why you made this revision.

We have revised the legal opinion accordingly.

Sincerely,

/s/Gerald Lau

Gerald Lau

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